Brian S. Korn Manatt, Phelps & Phillips, LLP Direct Dial: (212) 790-4510 E-mail: BKorn@manatt.com

November 27, 2024

Via EDGAR CORRESPONDENCE

U.S. Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549-6010

Attention: Mr. Ruairi Regan and Ms. Brigitte Lippmann
Office of Real Estate and Construction

Re:	Groundfloor Finance Inc. Offering Statement on Form 1-A Post Qualification Amendment No. 6 Filed: November 12, 2024 File No. 024-12013

Dear Mr. Regan and Ms. Lippmann:

We are submitting this letter on behalf of our client, Groundfloor Finance Inc. (the “Company”), in response to the written comment of the staff (the “Staff”) of the United States Securities and Exchange Commission (the “SEC”) contained in your letter dated November 25, 2024 (the “Comment Letter”) in connection with the Company’s Offering Statement on Form 1-A POS (the “Offering Statement”), as filed with the SEC on November 12, 2024.

The comment from the Comment Letter is restated in bold and italics prior to the Company’s response. Capitalized terms used but not defined in this letter shall have the respective meanings given to such terms in the Offering Statement. All page number references in the Company’s response are to page numbers in the Offering Statement, which is being refiled concurrently with this response.

Amended Offering Statement on Form 1-A filed November 12, 2024 Plan of Distrubtion, page 119

1.        We note your response to prior comment 1; however, it appears you continue to have a 90 day period to process subscription requests. It remains unclear how you determined that delaying a decision to accept or reject any and all subscriptions for up to 90 days does not represent a delayed rather than a continuous offering within the meaning of Rule 251(d)(3)(i)(F) of Regulation A. Please provide us an expanded analysis as to whether delaying a decision to accept or reject any and all subscriptions for up to 90 days should be considered to be a delayed offering and not a continuous offering, or revise.

Response:

Per the Staff’s conversation with Brian Korn of Manatt, counsel to the Company, on November 27, 2024, the Company respectfully refiles the Form 1-A PQA.  The offering is being done on a continuous and not delayed basis in accordance with Rule 251(d)(3)(i)(F).  Investment commitments are confirmed on a first come, first serve basis following subscription by the investor.  The LROs are issued to the investor account on the closing date of the offering, which is generally no more than 14 days after the offering is opened for subscription.  The reference to 90 days in the offering statement is to the outer date that the Company would keep an offering open if not earlier fully subscribed.  In practice, the offerings are typically fully subscribed in just a few days, often in less than a day.  Notwithstanding how long a particular LRO offering takes to close, an investor’s commitment to purchase the LRO is confirmed immediately after subscription.  The Company has added language to the filing to clarify this point.  See the Offering Statement cover and pages 7 and 119.

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Brian S. Korn Manatt, Phelps & Phillips, LLP Direct Dial: (212) 790-4510 E-mail: BKorn@manatt.com

With the Staff’s permission, the Company will file a qualification request of the PQA for a mutually agreeable date and time.

Sincerely,

Brian S. Korn

cc:	Nick Bhargava
Groundfloor Finance Inc.